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Exhibit 99.77E
         The United States Environmental Protection Agency ("EPA") identified the Company as one of several potentially responsible persons ("PRP") in respect to environmental harm to a farm denoted as "Boarhead" located in Upper Black Eddy, Bucks County, Pennsylvania. That matter as explained in the following paragraphs has progressed, is ongoing, unresolved and material.

         In November 1998 EPA, after naming the PRPs, issued a Record of Decision ("ROD") relative to estimated future cleanup costs. Those together with EPA's remedial costs already incurred totaled approximately $26,000,000. Responsibility for paying these incurred and potential costs (before considering cost allocation among responsible persons) depended upon evidence linking generators to the site.

         At the outset of the "linking" aspect of EPA investigation, based upon the Company's perception of linking evidence then available, it committed to participate in a first cleanup phase relative to groundwater, known as operable unit one ("OU 1"). A condition of the participation was that expenses so incurred would be subject to reallocation after all available linking, volume and toxicity evidence was found and analyzed. Because the evidence linking the Company to the site and produced after it joined OU 1 was, in counsel's view, weak, and because the Company's waste product did not involve drummed waste, the Company declined to participate in drum removal, related soil cleanup and past EPA costs ("OU 2").

         Until recently, there were seven entities sharing costs in the OU 1 defense group ("the OU 1 Group") of which the Company was one. The Company's contracted share was one third of a one-fifth share. (The Company and two others of the seven owned an alleged waste generator in Malvern Pennsylvania at different times and together are considered one member. They did business at pertinent times as "National Rolling Mills" or "NRM.") In early 2006 one of the seven entitles (other than from the NRM group) withdrew support for the cleanup effort; accordingly the Company will be sharing one-third of a one-fourth share of the OU 1 costs. The Company has reserved $150,000 as its estimate to pay its share of OU 1 yearly operation and maintenance and EPA oversight costs. In counsel's view the OU 1 expenses for these items will continue for at least three more years going forward.

         Some members of the OU 1 Group participated in the OU 2 work and paid EPA past costs (the "OU 2 Group."). To recover OU 1 and OU 2 costs and amounts reimbursed to the EPA, all allegedly in excess of their ratable liability, members of the OU 2 Group, acting as a unit, on June 18, 2002 began a contribution suit in the District Court for the Eastern District of Pennsylvania under the caption BOARHEAD FARM AGREEMENT GROUP v. ADVANCED ENVIRONMENTAL TECHNOLOGY CORPORATION ET AL., No. 02-cv-3830 (since amended to include the individual members). The group in its fifth amended complaint, advances three categories of claims. All three fall into categories of contribution or cost recovery counts. The first is funding for soil aeration and treatment of VOC hot spots (OU 1) and the second, excavation and off-site disposal of buried drums (OU 2). The estimated, combined cost for these is approximately $6,200,000 (exclusive of ongoing operation and maintenance costs of unknown durations and amounts). The third is reimbursement of the past costs to EPA. They were negotiated down from $13,000,000 to $7,000,000. Additional EPA costs claimed to be recoverable are $500,000. To these sums are added future costs in an indefinite amount to cover ongoing operation and maintenance in groundwater purification to meet EPA standards. As above, counsel had determined that the Company's share of the ongoing costs would be $150,000 covering a three year period, and in the past reserved that amount. Counsel could not estimate with reasonable accuracy the Company's overall liability.

         Unlike the OU 1 contract claims in which the Company has a one-twelfth share (subject to equitable reallocation) in the current litigation the Company is one of some six non-settling defendants. A first round of discovery produced some linkage evidence respecting virtually all of the defendants. A second round has been completed about volumes of the wastes produced by each PRP. A third round, recently completed was of various experts testifying to the relative harm each PRP's waste caused, or that in one expert's view, that it was impossible to allocate such harm. Based upon all the developed information and recent settlement negotiations between plaintiffs and the Company and between plaintiffs and others similarly situate, counsel for the Company now estimates the Company's exposure in the litigation, including its ratable share of future costs is between $750,000 and $1,500,000 with $1,000,000 being counsel's best estimate of additional liability. The current net asset value of the Company's stock was computed taking counsel's best estimate into account.

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         The Company has a separate claim against the corporate successor to the
NRM business, Worthington Industries. There is credible precedence in regard to this indemnity claim. During or following the principal litigation, it will pursue this claim vigorously.

         In February 2008, in response to a request for information, the Company through counsel responded respecting a further environmental site known as ChemFab in Doylestown, Pennsylvania. At this time the Company has insufficient information to appraise this situation or determine whether it will develop into litigation.